UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. __)

                           General Finance Corporation
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                         (Title of Class of Securities)

                                    369822101
                                 (CUSIP Number)

                                    12/31/06
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   |_|    Rule 13d-1(b)
   |_|    Rule 13d-1(c)
   |X|    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 369822101..................................
--------------------------------------------------------------------------------
     1. Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).
          ................Ronald F. Valenta.....................................
--------------------------------------------------------------------------------
     2. Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)      .............................................................

          (b)      .............................................................

--------------------------------------------------------------------------------
     3.   SEC Use Only
          ......................................................................
--------------------------------------------------------------------------------
     4.   Citizenship or Place of Organization ...........................U.S.A.

Number of          5.    Sole Voting Power...............1,410,000..............
Shares             -------------------------------------------------------------
Beneficially
Owned by           6.    Shared Voting Power.............0......................
Each Reporting     -------------------------------------------------------------
Person With
                   7.    Sole Dispositive Power..........1,410,000..............
                   -------------------------------------------------------------

                   8.    Shared Dispositive Power........0......................
                   -------------------------------------------------------------
--------------------------------------------------------------------------------
     9.   Aggregate Amount Beneficially Owned by Each Reporting
          Person.......................................................1,410,000
--------------------------------------------------------------------------------
     10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)....................................................
--------------------------------------------------------------------------------
     11.  Percent of Class Represented by Amount in Row
          (9) .............................................................13.4%
--------------------------------------------------------------------------------
     12. Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
...................IN............................................................
.................................................................................
.................................................................................

Item 1.
            (a)   Name of Issuer:

                  General Finance Corporation

            (b)   Address of Issuer's Principal Executive Offices:

                  260 South Los Robles, Suite 217
                  Pasadena, CA  91101

Item 2.
            (a)   Name of Person Filing:

                  Ronald F. Valenta

            (b)   Business Address:

                  260 South Los Robles, Suite 217
                  Pasadena, CA  91101

            (c)   Citizenship:

                  U.S.A.

            (d)   Title of Class of Securities:

                  Common stock, 0.0001 par value per share ("Common Stock")

            (e)   CUSIP Number:

                  369822101

Item 3.     Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c).

            Not applicable.

Item 4.     Ownership.

            (a) Amount beneficially owned: As of the date of this filing, the Reporting Person beneficially owns 1,410,000 shares of Common Stock.

            (b)   Percent of class: 13.4%

            (c)   Number of shares as to which the Reporting Person has:

                  (i)   Sole power to vote or to direct the vote is 1,410,000;

                  (ii) Shared power to vote or to direct the vote is 0;

                  (iii) Sole power to dispose or to direct the disposition of is
                        1,410,000; and

                  (iv) Shared power to dispose or to direct the disposition of is 0.


Item 5.     Ownership of Five Percent or Less of a Class

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

            Not applicable.

Item7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

            Not applicable.

Item 8.     Identification and Classification of Members of the Group

            Not applicable.
Item 9.     Notice of Dissolution of Group

            Not applicable.
Item 10.    Certification


            Not applicable.

                                    SIGNATURE
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 14, 2007                             /s/ Ronald F. Valenta
                                                     ---------------------------
                                                     Ronald F. Valenta